FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period to 6 December 2001-23 January 2002

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant's name into English)

Telecom Networks House, North Tower, 66-68 Jervois Quay, Wellington,
New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No. 1-10798)

CONTENTS

This report on Form 6-K contains the following Documents:

1. Media Release dated 18 December 2002-Telecom and Government Sign New Kiwi Share Agreement;
2. Telecommunications Service Obligations (TSO) Deed for Local Residential Telephone Service.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By: /s/ Linda Cox
Linda Marie Cox
Company Secretary

Dated: 23 January 2002

18 December 2001

Telecom NEW ZEALAND

MEDIA RELEASE

TELECOM AND GOVERNMENT SIGN NEW KIWI SHARE AGREEMENT

Telecom and the Government have signed a new Kiwi Share agreement, explicitly adding "standard Internet calls" to free local calling services which are available to residential telephone users.

General Manager, Government Relations Bruce Parkes said today Telecom was pleased to have completed the process of updating the Kiwi Share as one component of New Zealand's new framework for regulating telecommunications.

"With the updated Kiwi Share and passage through Parliament of the Telecommunications Act, we now have certainty in the regulatory environment after two years of review and debate," Mr Parkes said.

The Telecom and the Government have updated the Kiwi Share Obligations (KSO) on the Company by signing a Telecommunications Service Obligations Deed which largely renews the KSO principles first established in 1990.

"We have agreed with the Government to extend the KSO so that it now includes dial up data services for residential customers as well as voice calling," Mr Parkes said.

"In doing this, it has been important to define what those services are and what they are not. Certainly there are limits on what Telecom has agreed to provide within the local free calling option for local residential telephone service," he said.

Key elements of the updated KSO are:

- The local free calling option will continue, with Telecom able to offer optional packages of service on a geographical or customer segment basis.
- Standard residential line rental will be not increase in real terms (after adjustment for inflation), provided profitability in Telecom's fixed line business is not unreasonably impaired. Line rental may be raised in line with consumer price inflation.
- Line rental for rural customers will be no higher than standard residential line rental and local telephone service will be kept as widely available as it is in December 2001.

- Dial up data services covers both standard facsimile calls or standard Internet calls, with the latter defined as calls made to Internet service providers in order to access Internet services of the kind generally available today.
- Telecom can specify that standard Internet calls must be dialled on 0867 or another number range. Internet calls that use other numbers may be charged for.
- At this stage, standard Internet calls exclude a range of data services from the local free calling option. These services include interactive television, voice over Internet protocol, video and online games services, and eftpos services and new services which depend on Internet capability not already in common use.
- Service standards for local telephone service will include minimum connect speeds of 9.6 kilobits per second (kps) and 14.4 kps for 99% and 95% of all residential lines respectively, with effect from December 2003.
- Other service standards require Telecom to limit switch downtime and the incidence of dropped calls, and to maintain the 111 emergency calling service at or above specified levels.
- There is provision for either Telecom or the Government to request a review of any aspect of the updated KSO.

Mr Parkes said the new agreement cemented in place a forward-looking framework confirming what Telecom would provide as part of free local calling while also setting limits to those obligations.

"In particular the agreement does not require Telecom to carry for free new types of Internet call traffic that might emerge based on new Internet capability," he said. "That's important given the explosive growth now occurring in dial up Internet calls. These account for around 70% of all residential local calls and, of course, we receive no additional revenue for that traffic."

"To develop the new communications services that will take New Zealand into the future, we need a regulatory framework that recognises the critical importance of commercial decision making and stimulates new investment," Mr Parkes said.

The Telecommunications Service Obligations Deed for Local Residential Telephone Service is available on the Telecom website, see About Telecom/Telecom Group/Regulatory and Legal Matters
http://www.telecom.co.nz/content/0,2502,200674-1553,00.html

For further comment, contact:
Martin Freeth
Public Affairs Manager
Telecom Corporation of New Zealand
Tel 64 4 498 9361 Mob 027 242 0174

December 2001

Parties

HER MAJESTY THE QUEEN

(*the Crown*)

and

TELECOM CORPORATION OF NEW ZEALAND LIMITED

and

TELECOM NEW ZEALAND LIMITED

(*TCNZ and TNZL*)

TELECOMMUNICATIONS SERVICE OBLIGATIONS (TSO) DEED FOR LOCAL RESIDENTIAL TELEPHONE SERVICE

Date: 12 December 2001.

PARTIES

(1) **HER MAJESTY THE QUEEN** in right of New Zealand acting by and through:

(i) the Minister of Finance as Kiwi Shareholder; and

(ii) the Minister of Communications

("the Crown")

(2) **TELECOM CORPORATION OF NEW ZEALAND LIMITED** and **TELECOM NEW ZEALAND LIMITED** both at Wellington (together with their successors "TCNZ and TNZL")

BACKGROUND

This Deed is signed anticipating the enactment of a Bill ("the Bill") as the Telecommunications Act 2001 ("the Act").

BY THIS DEED IT IS AGREED

Introduction

1 This Deed includes or records provisions that operate in place of, and in addition to, the KSO, as set out in this Deed. The parties intend that this Deed shall be deemed to be a TSO instrument in accordance with the Act.

2 The Crown, including in its capacity as holder of the Kiwi Share, agrees that for so long as TCNZ's constitution and the KSO letters are a deemed TSO instrument, then, subject to this Deed, the KSO ceases to have effect during the period that this Deed is a deemed TSO instrument.

3 The provisions of this Deed contain an agreement of the Kiwi Shareholder under, and of the kind referred to in, clause 5.1 of the First Schedule of TCNZ's constitution.

4 However:

4.1 if this Deed ceases to be a deemed TSO instrument in accordance with the Act, and TCNZ's constitution and the KSO letters have not ceased to be a deemed TSO instrument in accordance with the Act, TCNZ's constitution and the KSO letters apply instead of this Deed, and this Deed shall come to an end;

4.2 pursuant to clauses 16 to 19, the parties reserve their positions with respect to certain interpretations relating to the specified KSO. Should a final court of competent jurisdiction give a judgment in a party's favour supporting the contention of that party on an issue under clause 16, clauses 18 and 19 shall apply;

4.3 nothing in this Deed (nor any material relating to this Deed or the negotiation of it):

(a) alters or revokes TCNZ's constitution;

(b) affects the provisions of TCNZ's constitution other than clause 5 of the First Schedule of TCNZ's constitution; or

(c) affects the construction or interpretation of the specified KSO.

5 A number of detailed matters and certain definitions are included in the Schedule to this Deed. The Schedule is part of this Deed.

Obligations relating to Principles

6 Unless the Crown agrees in writing otherwise in any particular case or class of cases, and subject to the other terms and conditions of this Deed:

6.1 TCNZ and TNZL shall, and TCNZ shall ensure that those of its subsidiaries which from time to time provide in New Zealand local residential telephone service shall, observe Principles 1 to 4 in clause 7;

6.2 the business and powers of TCNZ and TNZL shall not be managed or exercised in a manner which is inconsistent with those Principles.

Principles

7 Subject to the other terms and conditions of this Deed, the following principles relating to the supply of local residential telephone service in New Zealand shall apply:

7.1 *Principle 1* - A local free-calling option for local residential telephone service will be maintained for all Telecom residential customers. Telecom may, however, offer other optional packages (including on a geographical or customer segment basis and which include call and other charges) to those who wish to take them as an alternative.

7.2 *Principle 2* – Telecom will charge no more than the standard residential rental for local residential telephone service. The pre-GST standard residential rental (as it was at 1 November 1989) will not be increased in real terms provided that the overall profitability of Telecom's fixed business, as evidenced by audited accounts prepared for that business, is not or will not be unreasonably impaired. Telecom may selectively offer lower prices (including on a geographical or customer segment basis) if it wishes.

7.3 *Principle 3* – The line rental for local residential telephone service for Telecom residential customers in rural areas will be no higher than the standard residential rental and Telecom will continue to make local residential telephone service as widely available as it is at the commencement date.

7.4 *Principle 4* – Directory assistance is to be continued on the basis set out in the exchange of letters between the Crown and Telecom in 1997.

8 Telecom may use any method or any technology in providing the services it is obliged to provide in this Deed, provided that doing so does not place Telecom in breach of this Deed.

Unreasonable impairment of overall profitability

9 If Telecom considers that the overall profitability of Telecom's fixed business has been, is being or will be unreasonably impaired in respect of Principle 2 and wishes to increase its standard residential rental to remove or avoid that unreasonable impairment, TCNZ and TNZL shall notify the Crown of the desire to increase the standard residential rental for this reason. Any such notice shall include:

9.1 the date of the proposed increase;

9.2 full details of the proposed increase;

9.3 information which Telecom considers justifies the proposed increase.

10 When considering its view on Telecom's proposal, the Crown will give full and due consideration to projected forward looking profits of Telecom's fixed business and the recovery and past recovery of a reasonable weighted average cost of capital for that business having regard to the matters in clause 13.

11 The Crown shall inform Telecom in writing of the Crown's considered view on whether the proposed increase in the standard residential rental would be a breach in respect of Principle 2 no later than 65 working days after the date on which the Crown receives all information reasonably required to consider Telecom's notice

under clause 9. Telecom shall not increase the standard residential rental in excess of real terms pricing before the earlier of the date that the Crown informs Telecom in writing of the Crown's view and the expiry of the 65 working day period. However, any such increase may take into account unreasonable impairment of profitability from (but not before) the commencement ("start date") of the financial year of Telecom immediately preceding the financial year of Telecom in which the notice under clause 9 is given, as well as subsequent projected unreasonable impairment of profitability.

12 If the Crown considers that any such increase is, or would be, a breach in respect of Principle 2 it may take such legal proceedings against Telecom as the Crown considers appropriate. Likewise, Telecom may take such proceedings in respect of the matters referred to in clauses 7.2, 9 to 11, and 13 as Telecom considers appropriate.

13 The parties agree that in determining (including the Court determining) whether there is or would be a breach in respect of Principle 2, then as well as the evidence of the audited accounts prepared for Telecom's fixed business, relevant factors include (without limitation):

13.1 the appropriateness of the methodology used in preparing such accounts, and application of that methodology;

13.2 the projections of forward looking profits for Telecom's fixed business, the reasonableness of the assumptions made in deriving these projections, and the reasonableness of the period for which the projected recovery is sought; and

13.3 the projected recovery and past recovery of a reasonable weighted average cost of capital for Telecom's fixed business from the start date referred to in clause 11.

14 Any increase in the standard residential rental which constitutes a breach in respect of Principle 2 is a material breach of this Deed by Telecom.

Further provision regarding standard residential rental

15 Nothing in this Deed will be construed as requiring Telecom to reduce the standard residential rental for a Telecom residential customer by reason of that customer taking local residential voice telephone service alone and not in combination with local residential dial up data service, or vice versa.

Reservation of positions

16 The parties reserve their positions as to:

16.1 which calls and services are covered by "ordinary residential telephone service" under the specified KSO;

16.2 whether the Crown's consent is required under the specified KSO before Telecom could sell all or part of Telecom's local loop network assets including its customer base;

16.3 whether in any dispute of a matter under clauses 16.1 and 16.2, the conduct of the parties subsequent to 11 September 1990 should be taken into account.

17 In order that Telecom's or the Crown's ability to contest or dispute the matters described in clause 16 is not compromised:

17.1 this Deed and any Kiwi Share agreements (excluding the specified KSO itself); and

17.2 any materials relating to the documents described in clause 17.1 (excluding the specified KSO itself) or the negotiation of them;

will not be taken into account. To avoid doubt, materials preceding the specified KSO may, to the extent permitted by law, be taken into account.

18 Should a final court of competent jurisdiction give a judgment in a party's favour supporting its contention on an issue:

18.1 under clause 16.1, that party may elect to require this Deed to be amended consistently with the court's decision by removing a call or service from, or adding a call or service to, any of the lists of calls and services set out in the service definitions in clauses 2 to 9 of the Schedule, effective from the date of the judgment (but, for the avoidance of doubt, without retrospective effect). However, notwithstanding any decision of the court, or the foregoing provisions of this clause 18.1, no election or amendment shall be made which has the effect of:

(a) deleting any call or service from the calls and services described in clause 2 and clause 5 of the Schedule, or removing the Telecom residential customer's ability (under Principle 1) to make standard Internet calls;

(b) deleting any call or service from the calls and services described in clause 3.3, clause 6.3 and clause 9.3 of the Schedule;

18.2 under clause 16.2, that party may elect to require this Deed to be amended consistently with the Court's decision, effective from the date of the judgment.

If an election is made that is permitted by clause 18.1 or clause 18.2, the amendment shall be automatic, notwithstanding clause 33. However, if either party so requires, the parties shall enter into a variation of this Deed to record in writing the terms of the automatic amendment.

19 In no event shall Telecom's obligations under Part II of the Schedule be directly or indirectly extended or reduced by an amendment to this Deed pursuant to clause 18. However, clauses 19 and 20 are without prejudice to any obligation (other than those obligations in Part II of the Schedule) as to service quality implicit in Telecom's obligations under this Deed (each party reserves its position as to whether there is any obligation and, if so, the nature and quality of that obligation).

Local residential telephone service quality measures

20 The parties agree that there can be no guarantee that local residential telephone service will always be available or free of fault to every Telecom residential customer at all times. Telecom agrees that local residential telephone service shall meet the applicable local residential telephone service quality measures in Part II of the Schedule.

21 Telecom is to:

21.1 report to the Crown and (pursuant to the Act) the Commerce Commission at least annually on its performance against the local residential telephone service quality measures;

21.2 disclose to the Crown and (pursuant to the Act) the Commerce Commission the methodology (including proxy sampling methods), the relevant calculations and reasonable supporting information for the relevant calculations;

21.3 have that methodology and its implementation audited for its appropriateness to achieve a sensible and pragmatic, but robust, analysis of performance against the local residential telephone service quality measures; and

21.4 disclose that audit report to the Crown and (pursuant to the Act) the Commerce Commission.

However, in connection with the local residential telephone service quality measures set out in clause 11.2 of the Schedule:

21.5 nothing in clause 21.1 shall apply;

21.6 where the Crown considers with good cause that there is or is likely to have been a breach of those local residential telephone service quality measures, Telecom will provide a report on its performance against those measures to the Crown, and clauses 21.2 to 21.4 shall apply in relation to that report (except that there shall be no obligations of disclosure to the Commerce Commission).

Commencement

22 This Deed comes into effect on the commencement date.

Review of Deed

23 Either party ("the first party") may at any time after the commencement date give notice that it wishes to renegotiate any or all terms of this Deed.

24 On receipt of such notice by the other party, the parties shall follow a process:

24.1 for the first party to raise concerns which are to be given full and due consideration by the other party; and

24.2 to ensure a reasonable and considered dialogue on these concerns.

25 The Crown will give full and due consideration to the issue of non-genuine 111 calls with the aim (subject to the Crown receiving information reasonably required from Telecom) of concluding discussions by 30 April 2002.

Termination

26 The Crown may terminate this Deed:

26.1 on 30 working days' notice, if there is a material breach of a material obligation of the Deed by Telecom not capable of remedy;

26.2 if there is a material breach of a material obligation of the Deed by Telecom capable of remedy, (and is not of a type which has arisen on a repetitive basis in the past) by 30 working days' notice to Telecom if such a breach has not been remedied by Telecom before 60 working days from the date of a notice given by the Crown to Telecom setting out details of the breach and requesting that it be remedied; or

26.3 on 30 working days' notice, if Telecom fails to meet in a material way all or any of its material obligations under this Deed continuously for 50 working days as a result directly or indirectly of a force majeure event.

If this Deed ceases to be a deemed TSO instrument for any reason, this Deed shall come to an end.

27 The termination provisions under clause 26 are additional, and without prejudice, to any other right or remedy either party may have at law. Clauses 4.3, 29, 30, 31 and this clause 27 shall survive termination of this Deed.

Information

28 TCNZ and TNZL shall provide the Crown with such information as the Crown may reasonably request:

28.1 to enable the Crown to give full and due consideration to the matters it must consider under clauses 10 and 11;

28.2 in respect of any claim by Telecom that clause 34 applies.

Confidential information

29 The Crown undertakes that it will:

29.1 not disclose, without the prior written consent of TCNZ and TNZL, any confidential information supplied to the Crown by Telecom in connection with this Deed to any person other than:

(a) the Crown's Ministers; and

(b) officers, employees, contractors, agents and professional advisers of or to the Crown, each of whom is under an express or implied obligation of confidence;

directly concerned in the operation of this Deed, unless such information is:

(c) publicly available at the time of receipt by the Crown or has since become publicly available other than by breach by the Crown of this clause;

(d) required to be released under any applicable law or any Standing Orders of the House of Representatives; or

(e) used by the Crown in legal proceedings in connection with this Deed.

Indemnity

30 In the event of the Crown bringing proceedings to enforce any of TCNZ's and TNZL's obligations under this Deed and having judgment ultimately awarded in its favour, TCNZ and TNZL shall indemnify the Crown against all the reasonable costs of that action on a solicitor and own client basis. This indemnity does not cover any costs in connection with any proceedings brought by the Crown in connection with the matters referred to in clauses 16 to 19.

Enforceability

31 This Deed is not intended to create any obligations enforceable at the suit of any persons other than TCNZ and TNZL or the Crown.

No limit on enactments or rules of law

32 Nothing in this Deed shall limit, or require Telecom to contravene, any enactment or rule of law of mandatory application.

Amendment

33 Any amendment to this Deed must be in writing and signed by the parties.

Force majeure

34 Telecom shall not be liable to the Crown as a direct or indirect result of its failure to perform its obligations under this Deed by reason of an event or series of events of force majeure, being any cause or circumstance beyond Telecom's reasonable control including, but not limited to, acts of God, riot, strikes, lock-outs, labour disputes, fires, war or flood.

35 If Telecom is unable to fulfil its obligations due to an event of force majeure it will immediately:

35.1 notify the Crown of the reasons for its failure to fulfil its obligations and the effect of such a failure; and

35.2 take all practicable steps that Telecom acting as a reasonable and prudent telecommunications service provider would take to avoid or remove the cause and perform its obligations, except that Telecom is not required to change the way it would otherwise deal with any strike, lock-out or labour dispute.

36 Unless otherwise agreed, during the continuance of an event of force majeure Telecom's obligations under this Deed affected by force majeure shall be suspended to the extent that performance of those obligations is prevented and will resume as soon as possible after the cause or circumstance has ceased to have effect.

37 Where a force majeure event is also:

37.1 a specified matter beyond Telecom's reasonable control, then clauses 26.3 and 35;

37.2 an outage in an access network which is unplanned, then clauses 26.3 and 35.1;

37.3 an outage in an access network which was planned, then clauses 26.3 and 35;

shall not apply with respect to that force majeure event.

38 Subject to clause 37, clauses 34 and 36 only apply to relieve Telecom from liability, and Telecom's obligations under clause 36 are only suspended, if Telecom complies with clause 35.

Other TSO instrument costs

39 Subject to clause 40, nothing in this Deed shall prevent or limit Telecom from imposing a charge on persons to whom Telecom supplies services to recover Telecom's costs and expenses in relation to a TSO instrument other than this TSO instrument ("other TSO instrument costs").

40 Telecom may pass on to Telecom residential customers to whom local residential telephone service is provided under Principle 3, other TSO instrument costs:

40.1 properly referable, under the procedures carried out by the Commerce Commission as set out in the Act, to those Telecom residential customers; or

40.2 where the TSO instrument costs are not, or cannot be, properly referable under those procedures to those residential customers, in the proportion that the revenues derived by Telecom from those residential customers bears to the revenues derived from Telecom's New Zealand customer base.

No waiver

41 Except where a party has signed an express written waiver of a right or power under this Deed, no failure to exercise a right or power under this Deed (including, without limitation, clause 16 of this Deed) prevents, or shall be construed as prejudicing, the exercise of that or any right or power on that or any

other occasion. A written waiver applies only to the right or power and on the occasion specified in it.

Notices

42 Any notice required to be given to a party under the provisions of this Deed shall be in writing and shall be deemed to have been given:

42.1 as soon as the same is personally delivered to the address set out below (or such other address as a party may notify to the other by notice); or

42.2 two working days following the posting of the same by prepaid registered mail to such address; or

42.3 immediately if transmission by facsimile is effected to the facsimile number set out below (or such other facsimile number as a party may notify to the other by notice);

PROVIDED THAT if transmission by facsimile is effected after 5.00 pm on a working day or any time on a day other than a working day, then such notice shall be deemed to be given the next working day following the transmission.

The Crown

The Minister of Finance
PARLIAMENT BUILDINGS

Facsimile: (04) 495 8442

The Minister of Communications
PARLIAMENT BUILDINGS

Facsimile: (04) 495 8466

TCNZ

Telecom Corporation of New Zealand Limited
Telecom @ Jervois Quay
68-86 Jervois Quay
WELLINGTON

Attention: Company Secretary

Facsimile: (04) 498 9176

TNZL

Telecom New Zealand Limited
Telecom @ Jervois Quay
68-86 Jervois Quay
WELLINGTON

Attention: Company Secretary

Facsimile: (04) 498 9176

Kiwi Shareholder

43 The Minister of Finance executes this Deed on behalf of the Crown, as holder of the Kiwi Share.

EXECUTION

Signed for and on behalf of **HER MAJESTY THE QUEEN**
by the Minister of Finance
(Hon. Dr. Michael Cullen)

in the presence of:

Witness' signature

Kim MACKENZIE
Witness' name

Senior Private Secretary
Witness' occupation

4 Torless Tce Thorndon
Witness' address

and by the Minister of Communications
(Hon. Paul Swain)

in the presence of:

Witness' signature

Bruce Donaldson
Witness' name

Public Servant
Witness' occupation

Newlands, Wellington
Witness' address

Signed by **TELECOM CORPORATION OF NEW ZEALAND LIMITED**

______________________ RD

Director

______________________ TG

Director

Signed by **TELECOM NEW ZEALAND LIMITED**

______________________ TG

Director

______________________ MV

Director

SCHEDULE

PART I – SERVICE DEFINITIONS

Local residential telephone service

1 "*Local residential telephone service*" means:

1.1 local residential voice telephone service; and

1.2 local residential dial up data service.

Local residential voice telephone service

2 "*Local residential voice telephone service*" means (subject to clause 3 of this Schedule) the services set out in clauses 2.1 to 2.5 of this Schedule provided by Telecom to a Telecom residential customer in accordance with Telecom's usual terms and conditions:

2.1 local free-calling for standard calls for voice which are dialled by the Telecom residential customer to a local number and which:

(a) originate from the demarcation point at the physical premises of a Telecom residential customer; and

(b) terminate at the demarcation point of other physical premises;

where the points described in each of clauses 2.1(a) and 2.1(b) of this Schedule are in the same Telecom local calling area;

2.2 a single standard listing of the Telecom residential customer's local telephone number in *The Telephone Book*;

2.3 one residential line;

2.4 the offer of free residential directory assistance on the primary residential line to the Telecom residential customer if, through physical or print disability or sight impairment, the customer has difficulty in using the ordinary telephone directory, provided that the customer provides satisfactory medical or other documentation from a recognised expert or a recognised society of which the customer is a member; and

2.5 free genuine standard calls for voice to emergency service centres which are dialled by the Telecom residential customer to 111.

3 "*Local residential voice telephone service*" does not include:

3.1 local residential dial up data service;

3.2 (subject to, for the avoidance of doubt, clauses 16 to 19) any calls or services described in clause 9.2 of this Schedule; and

3.3 the calls and services set out in clauses 3.3(a) to (f) of this Schedule (including any new or improved calls and services that are similar to, equivalent to, or that have characteristics closely related to those calls and services):

(a) national and international toll calls;

(b) calls to or from telephones or devices connected to cellular, mobile radio, paging and other non-PSTN networks;

(c) enhanced PSTN services (such as messaging and Smartphone services) and the calls enabling those services;

(d) special telephone services (such as audio-conferences and called line busy tests) and the calls enabling those services;

(e) value added services (such as 0900 service and Home 0800 service) and the calls enabling those services;

(f) interconnect origination services and the calls enabling those services (on the grounds that interconnect services and calls are covered by pricing arrangements between Telecom and carriers).

Local residential dial up data service

4 "*Local residential dial up data service*" means the services set out in clauses 4.1 and 4.2 of this Schedule:

4.1 local free-calling for standard facsimile calls; and

4.2 local free-calling for standard Internet calls.

Standard facsimile calls

5 "Standard facsimile calls" means (subject to clause 6 of this Schedule) standard calls for facsimile provided by Telecom to Telecom residential customers in accordance with Telecom's usual terms and conditions:

5.1 which are dialled by the Telecom residential customer to a local number;

5.2 which:

(a) originate from the demarcation point at the physical premises of a Telecom residential customer; and

(b) terminate at the demarcation point of other physical premises;

where the points described in each of clauses 5.2(a) and 5.2(b) of this Schedule are in the same Telecom local calling area;

5.3 which are for the exclusive purpose of facsimile services as are generally available to Telecom residential customers immediately before the commencement date; and

5.4 which:

(a) use standard facsimile apparatus; and

(b) employ the procedures for facsimile document transmission;

generally available to Telecom residential customers immediately before the commencement date.

6 "Standard facsimile calls" do not include:

6.1 standard Internet calls;

6.2 any calls and services described in clauses 2.1 to 2.5 of this Schedule and (subject to, for the avoidance of doubt, clauses 16 to 19) clause 9.2 of this Schedule; and

6.3 any calls and services described in clause 3.3 of this Schedule.

Standard Internet calls

7 "Standard Internet calls" means (subject to clause 9 of this Schedule) standard calls provided by Telecom to Telecom residential customers in accordance with Telecom's usual terms and conditions:

7.1 which:

(a) originate from the demarcation point at the physical premises of a Telecom residential customer; and

(b) terminate at a point;

where the points described in each of clauses 7.1(a) and 7.1(b) of this Schedule are in the same Telecom local calling area;

7.2 which are dialled by a Telecom residential customer to:

(a) a number in a number range specifically designated by Telecom under clause 8 of this Schedule; or

(b) if Telecom has not specifically designated a number or numbers in a number range or ranges under clause 8 of this Schedule, any local number; and

7.3 which are for the exclusive purpose of connecting Telecom residential customers to an ISP to access the Internet to use Internet services of the type which are generally available to Telecom residential customers immediately before the commencement date ("existing Internet services") and, on or after the commencement date, Internet services of a type similar to or equivalent to, the existing Internet services.

8 Telecom (and not any other person) may specifically designate from time to time a number or numbers in a number range or ranges for standard Internet calls for the purposes of this clause 8 of this Schedule. During the period of such designation, the number or numbers must be either used by an ISP in the Telecom PSTN for the purpose set out in clause 7.3 of this Schedule or used by a carrier itself, or by an ISP using the carrier's services, for that purpose. In the event that Telecom has specifically designated a number or numbers in a number range or ranges under this clause 8 of this Schedule:

8.1 Telecom shall maintain in each Telecom local calling area a specifically designated number range for the purposes of this clause 8 of this Schedule; and

8.2 Telecom may charge for standard Internet calls to numbers in other number ranges.

9 "Standard Internet calls" do not include:

9.1 any of the calls and services described in clauses 2.1 to 2.5 and 5 of this Schedule;

9.2 subject to clause 10 of this Schedule, (and subject also to, for the avoidance of doubt, clauses 16 to 19) the services set out in clauses 9.2(a) to (j) of this Schedule or the calls enabling those services:

(a) games based server services accessed through an Internet based protocol;

(b) eftpos and related services;

(c) interactive television services;

(d) data services of a speed that requires a frequency bandwidth greater than that required by standard calls (including xDSL and frame relay);

(e) ISDN services;

(f) voice over Internet services (and voice over Internet protocol services);

(g) text and voice messaging services;

(h) video services;

(i) interconnect services (on the grounds that interconnect services are covered by pricing arrangements between Telecom and carriers);

(j) services which depend upon Internet capability which was not generally available or in common use as at the commencement date; and

9.3 any calls and services described in clause 3.3 of this Schedule.

10 The exclusions set out in clause 9.2 of this Schedule shall not remove the Telecom residential customer's ability to access the Internet for the use of Internet services.

PART II – SERVICE QUALITY MEASURES

Local residential telephone service quality measures

11 The local residential telephone service quality measures agreed between the Crown and Telecom and referred to in this Deed are as follows:

11.1 *Line connect speed capacity for standard Internet calls*

The measures (which apply for standard Internet calls from and after the second anniversary of the commencement date) are:

(a) 95% of all existing residential lines meet the 14.4 kps connect speed;

(b) 99% of all existing residential lines meet the 9.6 kps connect speed.

For the purposes of assessing Telecom's performance against these measures:

(c) an inability for an existing residential line to reach the kps connect speed measure arising from an event of force majeure or a specified matter beyond Telecom's reasonable control is to be disregarded;

(d) the measurement will consist of the application of a calibrated model to the installed local access plant records held by Telecom.

11.2 *Additional connect speed measures*

In addition, in any event, from the commencement date, connect speed will be generally maintained to the normally achievable connect speed of:

(a) in the case of existing residential lines, existing residential lines as at the commencement date; and

(b) in the case of existing residential lines that are altered or replaced by Telecom ("altered lines"), such altered lines as at the date of such alteration or replacement, as applicable.

In meeting its obligation, Telecom is only obliged to act as a reasonable and prudent telecommunications service provider with:

(c) comparable network characteristics;

(d) a comparable physical and legal environment; and

(e) comparable telecommunications service obligations,

would act.

In assessing whether these measures under this clause 11.2 of this Schedule are being met, the following matters will be taken into account:

(f) whether the lines are being maintained to a standard consistent with then applicable internationally acceptable norms;

(g) whether lines are being altered or replaced in a way that reflects the efficient management and evolution of the access network and associated services;

(h) the range of capabilities of dial up Internet service data modems generally available and in use at the commencement date; and

(i) that events of force majeure and specified matters beyond Telecom's reasonable control which impact on connect speed will be disregarded.

For the avoidance of doubt, nothing in clause 11.2 of this Schedule guarantees that the connect speed of any particular existing residential line will be maintained at:

(j) the normally achievable connect speed of other existing residential lines; or

(k) the connect speed that applied to that line at the commencement date.

11.3 *Unsuccessful standard residential call attempts that under normal conditions cannot terminate as a percentage of total standard residential call attempts.*

The measures are:

(a) not in excess of a 1% average for non-NSBC linked call attempts; and

(b) not in excess of a 2.5% average for NSBC linked call attempts;

computed nationally on a yearly basis for each year ended on the anniversary of the commencement date.

For the purposes of assessing Telecom's performance against these measures, unsuccessful call attempts arising from:

(c) an event of force majeure or a specified matter beyond Telecom's reasonable control; or

(d) an outage in an access network;

are to be disregarded.

11.4 *Unsuccessful standard Internet call attempts that under normal conditions cannot terminate as a percentage of total standard Internet call attempts.*

The measures are:

(a) not in excess of a 1% average for non-NSBC linked call attempts; and

(b) not in excess of a 2.5% average for NSBC linked call attempts;

computed nationally on a yearly basis for each year ended on the anniversary of the commencement date.

For the purpose of assessing Telecom's performance against these measures, unsuccessful call attempts that cannot terminate arising from:

(c) an event of force majeure or a specified matter beyond Telecom's reasonable control; or

(d) an outage in an access network;

are to be disregarded.

11.5 *Whole minutes of Telecom complete switch downtime for standard residential calls.*

The measure is that the number of minutes of Telecom complete switch downtime for standard residential calls is no more than an average of 50 minutes per existing residential line per annum, computed on a yearly basis for each year ended on the anniversary of the commencement date.

For the purposes of assessing Telecom's performance against this measure:

(a) outages, including those arising from loss of links to remote line units due to bearer failure, are to be treated as complete switch downtime (except where (b)(i), (ii) or (iii) below apply);

(b) the following are to be disregarded:

(i) downtime arising from an event of force majeure or a specified matter beyond Telecom's reasonable control;

(ii) downtime arising from an outage in an access network; and

(iii) partial outages (for example, failure of a part of the exchange or failure of some calls routed via the exchange);

(c) the assessment is weighted by the number of lines affected so as to give an average national measure;

(d) exchanges that switch only toll and international calls will not be included in the assessment.

11.6 *111 calls that under normal conditions are answered by the 111 National Service Centre within 15 seconds.*

The measure is greater than 85% of calls answered within 15 seconds, computed on a yearly basis for each year ended on the anniversary of the commencement date.

For the purpose of assessing Telecom's performance against this measure, calls that are not answered within 15 seconds as a result of the effects of:

(a) an event of force majeure or a specified matter beyond Telecom's reasonable control; or

(b) an outage in an access network;

are to be disregarded.

11.7 *Whole minutes of complete 111 National Service Centre downtime that arise from reconfigurations in Telecom's network.*

The measure is no more than 120 minutes per annum, computed on a two year rolling average basis for each year ended on the anniversary of the commencement date. For the first computation, data from the first year after the commencement date and the year prior to the commencement date will be used to calculate the two year rolling average.

For the purposes of assessing Telecom's performance against this measure, downtime as a result of the effects of an event of force majeure or a specified matter beyond Telecom's reasonable control is to be disregarded.

11.8 *Whole minutes of complete 111 National Service Centre downtime that do not arise from reconfigurations in Telecom's network.*

During the first two years from the commencement date, Telecom will collect data regarding 111 National Service Centre downtime that does not arise from reconfigurations in Telecom's network. Telecom will provide the Crown with a summary of this information. The parties will use this information with the aim of establishing a residential telephone service quality measure for whole minutes of complete 111 National Service Centre downtime that do not arise from reconfigurations in Telecom's network, which is to apply from the second anniversary of the commencement date.

PART III - INTERPRETATION

Real price calculations

12 Real price calculations under Principle 2 will be made using the Consumer Price Index (for all groups as defined at 1 November 1989) as deflator. The standard residential rental as at 1 November 1989 (pre-GST) was $27.80 per month.

Other definitions

13 In this Deed, except where the context otherwise requires:

13.1 *commencement date* means the commencement date of the Act;

13.2 *confidential information* means all information which is confidential, proprietary or commercially sensitive to Telecom;

13.3 *connect speed* means the data speed a standard modem and standard associated software train to when the Telecom residential customer first connects via a dial up connection to an ISP, as measured from the demarcation point at the physical premises of the Telecom residential customer to the point at which the call terminates;

13.4 *dialled* means dialled up, and to avoid doubt, does not mean accessed through a permanent or dedicated connection;

13.5 *exchange of letters between the Crown and Telecom in 1997* means:

(a) the letter dated 12 August 1997 from Telecom to the Crown; and

(b) the letter dated 1 October 1997 from the Crown to Telecom;

which are annexed to this Schedule for ease of reference;

13.6 *existing residential line* means a Telecom residential line (not being a party line or second line) which at the commencement date is an active connection;

13.7 *IPNet* means the Telecom network known as "IPNet";

13.8 *ISP* means Internet service provider;

13.9 *Kiwi Share* means the fully paid special rights convertible preference share having the rights and limitations specified in clause 3 of the First Schedule of the constitution of TCNZ;

13.10 *Kiwi Share agreements* means the specified KSO, the KSO, and any contract, arrangement or understanding between the Crown and Telecom in connection with the specified KSO or the KSO entered into prior to the date of this Deed;

13.11 *Kiwi Shareholder* means the Minister of Finance on behalf of the Crown, as holder of the Kiwi Share;

13.12 *KSO:*

13.12.1 means the obligations that were set out in clause 5 of the First Schedule of the constitution of TCNZ (as it read immediately before the commencement date); and

13.12.2 includes:

(a) the letter of 1 October 1997 headed "TELECOM DIRECTORY ASSISTANCE PROPOSAL", from the Minister of Finance to Telecom: and

(b) the letter of 15 September 1999 headed "TELECOM 0867 INITIATIVE", from the Minister of Finance to Telecom; and

(c) the letter of 15 September 1999 headed "TELECOM 0867 INITIATIVE", from Telecom to the Minister of Finance;

13.13 *KSO letters* means the letters described in clause 13.12.2 of this Schedule;

13.14 *kps* means kilobits per second;

13.15 *line* means a line connecting the Telecom residential customer's physical premises to the Telecom PSTN;

13.16 *NSBC* means non-switch based concentrator;

13.17 *NSBC linked* means where the line is connected to an initial telephone service concentration stage which then connects the user to a trunked line on a telephone exchange, as opposed to a line directly connected to a remote telephone exchange that then extends dial tone back to the user. This includes:

(a) multi-access radio systems and concentrators;

but excludes:

(b) the remote line unit that is part of the switched network;

13.18 *outage in an access network* means:

(a) a planned outage in an access network made by Telecom acting as a reasonable and prudent telecommunications service provider; or

(b) an unplanned outage in an access network beyond Telecom's reasonable control;

13.19 *parties* means TCNZ and TNZL (together), and the Crown; and *party* means TCNZ and TNZL (together), or the Crown (as the context requires);

13.20 *service* includes part of a service;

13.21 *specified KSO* means the provisions of Article 11.4 of TCNZ's Articles of Association adopted on 11 September 1990, as subsequently set out in clause 5 of the First Schedule of the constitution of TCNZ;

13.22 *specified matter beyond Telecom's reasonable control* means any isolated matter of the following kind (whether or not constituting an event of force majeure):

(a) a matter for which a third party carrier or ISP is responsible such as impairment of the third party carrier's network or a failure by the carrier to connect a call that is handed over by Telecom to the network of that other carrier;

(b) an abnormal traffic condition caused by a third party, such as abnormally high calling volumes generated by radio or television promotions;

(c) an adverse effect from electromagnetic interference from a third party source (such as interference from electric fences), house wiring or customer premises equipment (such as computers and computer modems); or

(d) a breach or likely breach by a third party carrier or ISP of any agreement or arrangement with Telecom, or any failure to reach such an agreement or arrangement, which relates directly or indirectly to local residential telephone service and in respect of which Telecom suspends, restricts or refuses to supply services to the third party;

13.23 *standard call* is a dialled, switched communications service connection between two points lasting for the duration of the call, requiring an analogue transmission bandwidth of no greater than 3.1 kHz;

13.24 *standard residential calls* means standard voice calls, standard facsimile calls and standard Internet calls;

13.25 *standard residential rental* means the standard residential rental as it was at 1 November 1989 ($27.80 pre-GST) as adjusted pre-GST from time to time after that date in accordance with:

(a) prior to the commencement date, the predecessor provisions to clause 7.2 of the Deed under TCNZ's Articles of Association and TCNZ's constitution; and

(b) on and from the commencement date, clause 7.2;

13.26 *standard voice call* means a call described in clause 2.1 of this Schedule provided by Telecom to Telecom residential customers in accordance with Telecom's usual terms and conditions, and not including any of the calls and services described in clause 3 of this Schedule;

13.27 *TCNZ* means Telecom Corporation of New Zealand Limited;

13.28 *Telecom* means, at any time, TCNZ and those of its subsidiaries which supply in New Zealand local residential telephone service and, if the case or use requires, includes a reference to TCNZ or any such subsidiary alone or in any combination;

13.29 *Telecom acting as a reasonable and prudent telecommunications service provider* means Telecom acting in the same way as a reasonable and prudent telecommunications service provider with:

(a) comparable network characteristics;

(b) a comparable physical and legal environment; and

(c) comparable telecommunications service obligations;

would act;

13.30 *Telecom local calling area* means a Telecom local calling area as described in *Telecom Call Charging and Network Numbering* document as at the commencement date;

13.31 *Telecom residential customer* is a Telecom customer with a residential line taking local residential telephone service in accordance with Telecom's usual terms and conditions;

13.32 *Telecom's fixed business* means Telecom's New Zealand fixed business including local access and calling, national and international tolls, data services, and value added services associated with the foregoing (but excluding businesses such as the International, off-shore, information services (for example, Telecom Directories Limited, Xtra), Mobile, Paging and Payphones businesses);

13.33 *Telecom PSTN* means the part of the Telecom network over which local standard residential calls are provided by Telecom;

13.34 *terminate* means:

(a) in the case of standard voice calls and standard facsimile calls, terminate at the demarcation point of other physical premises;

(b) in the case of standard Internet calls to access IPNet, terminate at a point immediately before the IPNet port;

(c) in the case of any other standard Internet calls, terminate at the demarcation point between the Telecom PSTN and the physical premises or fixed line of the ISP, or as the case may be, at the handover point between the Telecom PSTN and the network of another carrier (not being a cellular, mobile radio, paging or other non-fixed PSTN network);

13.35 *TNZL* means Telecom New Zealand Limited;

13.36 *unsuccessful* in relation to a call attempt, means the call attempt is rejected solely as a result of a lack of Telecom network resources;

13.37 *working day* means a day other than a Saturday, a Sunday, or a statutory holiday in Wellington.

Interpretation

14 The headings, except to the body of clause 11 of this Schedule, are for convenience only and do not form part of this Deed.

15 References to clause numbers in this Deed are to clause numbers in the Deed (not including this Schedule), unless otherwise specified.

16 The singular includes the plural, and vice versa.

R. S. DEANE
Chief Executive

Telecom

12 August 1997

Rt Hon Bill Birch
Minister of Finance
Parliament Buildings
WELLINGTON

Dear Mr Birch

This letter is a follow up to our recent discussions on residential directory assistance charging.

We have also received from Treasury officials a list of points covering a range of additional issues (including customers with disabilities, white pages, future price changes and our Change Number Service). While we are prepared to accommodate these suggestions, we see these matters as fundamentally between Telecom and its customers.

We therefore propose to give appropriate assurances in writing to our residential customers. These assurances will be made in the form of a letter or brochure and will be sent to every residential customer with their Telecom bill.

1 Telecom will reduce the standard residential monthly line rental by $1.25 (gst included).

2 Telecom will continue to offer free residential directory assistance on their primary home line to those who, through physical or print disability or sight impairment, have difficulty in using the ordinary telephone directory, provided:

(a) those persons provide satisfactory medical or other documentation from a recognised expert or a recognised society of which they are a member; and

(b) they are a Telecom residential access customer paying either the standard residential line rental or any other residential pricing option made available by Telecom. Customers receiving free DA due to a physical infirmity or disability will not receive the $1.25 (gst included) rebate;

Telecom New Zealand Limited
Telecom Networks House · 68 Jervois Quay · PO Box 570 Wellington New Zealand
Telephone 0-4-498 9005 · Fax 0-4-498 9089

(c) subject to allowance for technological change or alternative universal provision mechanisms, Telecom will maintain the white pages to at least the quality, frequency and timeliness prevailing in 1996;

(d) the current Change Number Service will continue whereby for a period after a customer moves and receives a new number, callers to the old number are advised of the new number;

(e) Telecom will not increase the DA charges of 50 cents (gst included) and $1.50 (gst included), faster than the rate of increase in the CPI. For the purposes of calculating any such CPI increase Telecom may, at its discretion, either:

(i) adjust the charges applying to DA services directly; or

(ii) add back the $1.25 (gst included) rebate and adjust the total standard line rental, including the amount of the rebate.

Telecom envisages that the CPI cap will also apply to the special package to be made available to customers unable to use the phone book (as per (1) above).

In terms of timing we wish to implement the changes with effect from 1 November with one month's notice required. This means announcing publicly the changes by the end of September. In turn, to put in place the necessary staff training and system changes we need to make a final decision by 1 September. Your confirmation of your support of the above before that date would be very much appreciated.

Kind regards

Yours sincerely

cc Theresa Gattung
Mr Bruce Parkes
Mrs Ariane Burgess
Mr Roger Ellis
Mr Richard Dammery

OFFICE OF THE
MINISTER OF FINANCE

FAXED

1 OCT 1997

Dr Roderick Deane
Chief Executive
Telecom New Zealand Limited
P O Box 570
WELLINGTON

Dear Dr Deane

TELECOM DIRECTORY ASSISTANCE PROPOSAL

Thank you for your letter of 12 August 1997.

After consideration of your Directory Assistance (DA) proposal and discussion with my colleagues, I hereby grant approval under the terms of the Telecom Kiwi Share. My approval is granted subject to the conditions below and to Telecom's written advice to its customers of these points:

- residential customers will pay 50 cents (GST incl) per call for National DA and $1.50 (GST incl) per International DA call, in exchange for which the standard residential monthly line rental will be reduced by $1.25;

- Telecom will continue to offer free residential directory assistance on their primary home line to those who, through physical or print disability or sight impairment, have difficulty in using the ordinary telephone directory, provided:

  a those persons provide satisfactory medical or other documentation from a recognised expert or a recognised society of which they are a member; and

  b they are a Telecom residential access customer paying either the standard residential line rental or any other residential pricing option made available by Telecom. Customers receiving free DA due to a physical infirmity or disability will not receive the $1.25 (gst incl) rebate.

... Wellington, New Zealand. Telephone (04) 471-9991, Facsimile (04) 473-3587

- subject to allowance for technological change that permits alternative universal provision mechanisms, Telecom will maintain the white pages to at least the quality, frequency and timeliness prevailing in 1996;

- the current Change Number Service will continue whereby for a period after a customer moves and receives a new number, callers to the old number are advised of the new number;

- Telecom will not increase the DA charges of 50 cents (gst incl) for local DA calls and $1.50 (gst incl) for international DA calls, faster than the rate of increase in the CPI. For the purposes of calculating any such CPI increase Telecom may, at its discretion, either:

  a adjust the charges applying to DA services directly; or

  b add back the $1.25 (gst incl) rebate and calculate the CPI line rental adjustment on the total figure. Telecom will then reduce the new nominal line rental charge by the $1.25 rebate to calculate the actual line rental charge. In that event no allowance will be made for that amount of CPI adjustment in any subsequent CPI adjustment to the DA service charges.

- Two years after the introduction of the DA charge Telecom will carry out a review of the impact of the charge on customers with disabilities. This review will be carried out in consultation with the Kiwi shareholder and will identify if any additional measures should be put in place to ensure customers with disabilities are not unreasonably disadvantaged by the DA charge which measures will then be implemented.

With regard to point (a) of the second bullet point I note that Telecom has also agreed to recognise registered members of the Foundation for the Blind as being exempted from the impact of any DA charges, and has also agreed to provide access for registered members of the Foundation to the DA service through the Telephone Information Service operated by the Foundation.

You will appreciate that the communication of this change is of interest to the Government. I would appreciate it if Telecom would keep my press staff fully informed of the proposed media and customer communications, enabling me to make appropriate statements if necessary.

Yours sincerely

Rt Hon W F Birch
Minister of Finance